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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

Clarient, Inc.

(Name of Issuer)

Common Stock, $0.01 Par Value Per Share

(Title of Class of Securities)

180489 10 6

(CUSIP Number)

Steven J. Feder, Senior Vice President & General Counsel
Safeguard Scientifics, Inc.
800 The Safeguard Building, 435 Devon Park Drive
Wayne, PA 19087-1945
(610) 293-0600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 8, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 180489 10 6

1.	Name of Reporting Person: Safeguard Scientifics, Inc.		I.R.S. Identification Nos. of above persons (entities only): 23-1609753

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: 40,487,929 shares of Common Stock

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: 40,487,929 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 40,487,929 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☑ *

13.	Percent of Class Represented by Amount in Row (11): 60.6% (See Item 5)

14.	Type of Reporting Person (See Instructions): CO

* Excludes an aggregate of 26,641 shares of common stock held by certain executive officers and directors of Reporting Persons and 21,354 shares that have been pledged to Safeguard Scientifics, Inc. as collateral for a loan it provided to a former officer. Reporting persons disclaim beneficial ownership of such shares.

CUSIP No. 180489 10 6

1.	Name of Reporting Person: Safeguard Delaware, Inc.		I.R.S. Identification Nos. of above persons (entities only): 52-2081181

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: 37,049,208 shares of Common Stock

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: 37,049,208 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 37,049,208 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☑*

13.	Percent of Class Represented by Amount in Row (11): 55.5% (See Item 5)

14.	Type of Reporting Person (See Instructions): CO

* Excludes an aggregate of 26,641 shares of common stock held by certain executive officers and directors of Reporting Persons and 21,354 shares that have been pledged to Safeguard Scientifics, Inc. as collateral for a loan it provided to a former officer. Reporting persons disclaim beneficial ownership of such shares.

CUSIP No. 180489 10 6

1.	Name of Reporting Person: Safeguard Scientifics (Delaware), Inc.		I.R.S. Identification Nos. of above persons (entities only): 51-0291171

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: 3,438,721 shares of Common Stock

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: 3,438,721 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,438,721 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☑*

13.	Percent of Class Represented by Amount in Row (11): 5.3% (See Item 5)

14.	Type of Reporting Person (See Instructions): CO

* Excludes an aggregate of 26,641 shares of common stock held by certain executive officers and directors of Reporting Persons and 21,354 shares that have been pledged to Safeguard Scientifics, Inc. as collateral for a loan it provided to a former officer. Reporting persons disclaim beneficial ownership of such shares.

CUSIP No. 180489 10 6	13D
This Amendment No. 7 to Schedule 13D amends and supplements the Schedule 13D, as amended, previously filed by the Reporting Persons relating to the ownership of the common stock, $0.01 par value per share (“Common Stock”), of Clarient, Inc., a Delaware corporation (the “Company”), as described in the following items:
ITEM 2. IDENTITY AND BACKGROUND
The disclosure previously contained in paragraph (a) — (c) of Item 2 is amended and restated in its entirety as follows:
(a) — (c) This Schedule 13D is being filed by Safeguard Scientifics, Inc. (“Safeguard”), Safeguard Delaware, Inc. (“SDI”) and Safeguard Scientifics (Delaware), Inc. (“SSDI”) (collectively, the “Reporting Persons” and, individually, a “Reporting Person”). Safeguard is a publicly-traded company that advances the value of revenue-stage information technology and life sciences companies. SDI and SSDI are wholly-owned subsidiaries of Safeguard. Set forth in Schedule I annexed hereto are the name, identity and background of each Reporting Person and set forth in Schedules II, III and IV is the information required by Item 2 of Schedule 13D about the identity and background of each Reporting Person’s directors, executive officers and controlling persons, if any.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
Item 3 is amended to include the following:
On November 8, 2005, SDI entered into a Securities Purchase Agreement with the Company pursuant to which SDI agreed to purchase 9,000,000 shares of Common Stock at a purchase price of $1.00 per share, or an aggregate purchase price of $9,000,000. Of that amount, 5,340,000 shares of Common Stock were issued to SDI on November 9, 2005 (the “Initial Closing”) and the remaining 3,660,000 shares of Common Stock will be issued to SDI promptly following the effective date of the Company’s stockholder approval for the private placement (the “Subsequent Closing”), which is expected to occur no earlier than December 10, 2005. Pursuant to the terms of the Securities Purchase Agreement, the Company also will issue to SDI immediately exercisable warrants to purchase 1,350,000 shares of Common Stock with an exercise price at $1.35 per share and a four-year term from the date of issuance. Of that amount, 801,000 warrants were issued to SDI at the Initial Closing and the remaining 549,000 warrants will be issued to SDI at the Subsequent Closing. The funds used in this transaction came from the general working capital of Safeguard.
SDI and the Company also are parties to a Registration Rights Agreement, dated as of November 8, 2005, pursuant to which SDI and its affiliates have rights to have shares of common stock owned by SDI and its affiliates registered under the Securities Act of 1933, as amended.
The foregoing discussion includes a summary of the agreements being filed as exhibits to this Schedule, is necessarily limited in scope, and is qualified in its entirety by reference to the complete terms of those agreements.
ITEM 4. PURPOSE OF TRANSACTION
The purpose of the transaction described in Item 3 above was to acquire additional shares of Company Common Stock and to provide the Company with needed working capital to support the expansion of its laboratory service operations, the build-out of its new facility (and expenses incurred in moving existing operations to that facility) and the expenses associated with the anticipated increase in placements of its ACIS(R) system through its development and distribution arrangement with DAKO Cytomation. Safeguard intends to review, from time to time, its interest in the Company in light of the Company’s business, financial condition, results of operations and prospects, economic and industry conditions, as well as other developments relating to the Company and other acquisition opportunities available to Safeguard. Based upon these considerations, Safeguard may seek to acquire additional shares of the Company, or to dispose of all or a portion of its shares of the Company.
Safeguard has a strategic relationship with the Company and, accordingly, two employees of Safeguard are currently members of the Board of Directors of the Company. In addition, Safeguard representatives routinely consult with, and provide assistance to, the management of the Company in the development and implementation of strategic

CUSIP No. 180489 10 6	13D
objectives for the operation and management of the Company’s business. Safeguard anticipates that this strategic relationship will continue.
Safeguard reserves the right to change its plans and intentions at any time and to take any action, with respect to the Company or any of its equity securities, in any manner permitted by law.
Other than as set forth in Item 3 or Item 4 of this statement or as disclosed in previous amendments to Schedule 13D, each Reporting Person currently has no plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a) — (i) of Schedule 13D (although each Reporting Person reserves the right to develop such plans).
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
The disclosure previously contained in Item 5 is amended and restated in its entirety as follows:
The table below sets forth the aggregate number of shares and percentage of the Company’s outstanding shares of Common Stock beneficially owned by each Reporting Person. Except as otherwise noted, each person listed has sole voting and dispositive power over all shares listed opposite its name.
No Reporting Person or director or executive officer of a Reporting Person listed on Schedules II through IV annexed hereto has consummated any transaction in the Company’s shares during the past 60 days.

	Beneficial Ownership
	Number of	Percentage
	Shares	of Total (1)
Safeguard Scientifics, Inc. (2)(3)	40,487,929	60.6%
Safeguard Delaware, Inc. (3)(4)(5)	37,049,208	55.5%
Safeguard Scientifics (Delaware), Inc. (3)(5)	3,438,721	5.3%

(1)	For purposes of this schedule, the percentage of ownership calculations are based upon 66,799,473 shares (which includes the 51,910,832 shares outstanding as reported in the Company’s Form 10-Q for the quarter ended September 30, 2005, the 8,900,000 shares issued to SDI and the other investors in the Initial Closing, the 3,660,000 shares to be issued to SDI in the Subsequent Closing, but excludes the 2,440,000 shares to be issued to the other investors in the Subsequent Closing). For the purposes of these calculations, an aggregate of 2,328,650 warrants held by SDI also are included, but warrants, options or other derivative securities held by others are excluded.

(2)	Includes the 34,720,558 directly held shares and warrants to purchase 2,328,650 shares beneficially owned by SDI and the 3,438,721 shares beneficially owned by SSDI. Safeguard is the sole stockholder of each of SDI and SSDI. Safeguard and each of SDI and SSDI have reported that Safeguard, together with each of SDI and SSDI, respectively, have shared voting and dispositive power with respect to the shares beneficially owned by each of SDI and SSDI, respectively.

(3)	Excludes an aggregate of 26,641 shares of common stock held by certain executive officers and directors of Reporting Persons and 21,354 shares that have been pledged to Safeguard Scientifics, Inc. as collateral for a loan it provided to a former officer, of which Safeguard disclaims beneficial ownership.

(4)	Includes warrants to purchase 2,328,650 shares.

(5)	SDI and SSDI are wholly-owned subsidiaries of Safeguard.
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
In addition to the agreements previously filed as exhibits to Schedule 13D and amendments thereto, SDI and the Company are parties to the Securities Purchase Agreement dated November 8, 2005, pursuant to which SDI acquired shares of common stock from the Company. In connection with this transaction, SDI and the Company also are parties to a Registration Rights Agreement dated November 8, 2005. Both the Securities Purchase Agreement and the Registration Rights Agreement are more fully described in Item 3.

CUSIP No. 180489 10 6	13D
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT NO.	DESCRIPTION

99.19	Securities Purchase Agreement dated November 8, 2005 by and among Clarient, Inc. and the investors named therein (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed on November 9, 2005 by Clarient, Inc. (SEC File No. 000-22677))

99.20	Registration Rights Agreement dated November 8, 2005 by and among Clarient, Inc. and the investors named therein (incorporated by reference to Exhibit 99.2 of the Current Report on Form 8-K filed on November 9, 2005 by Clarient, Inc. (SEC File No. 000-22677))

99.21	Form of Common Stock Purchase Warrant issued by Clarient, Inc. pursuant to the Securities Purchase Agreement dated November 8, 2005 (incorporated by reference to Exhibit 99.3 of the Current Report on Form 8-K filed on November 9, 2005 by Clarient, Inc. (SEC File No. 000-22677))
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: November 10, 2005	Safeguard Scientifics, Inc.
	By:	STEVEN J. FEDER
Steven J. Feder
Senior Vice President & General Counsel

Date: November 10, 2005	Safeguard Delaware, Inc.
	By:	STEVEN J. FEDER
Steven J. Feder
Vice President

Date: November 10, 2005	Safeguard Scientifics (Delaware), Inc.
	By:	STEVEN J. FEDER
Steven J. Feder
Vice President

CUSIP No. 180489 10 6	13D
SCHEDULE I
1.	Safeguard Scientifics, Inc.

Safeguard Scientifics, Inc., a Pennsylvania corporation (“Safeguard”), owns all of the outstanding capital stock of Safeguard Delaware, Inc., a Delaware corporation (“SDI”), and Safeguard Scientifics (Delaware), Inc., a Delaware corporation (“SSDI”). Safeguard has an address at 800 The Safeguard Building, 435 Devon Park Drive, Wayne, PA 19087-1945. Safeguard is a publicly-traded company that advances the value of revenue-stage information technology and life sciences companies. See Schedule II with respect to the executive officers and directors of Safeguard as of the date of this amendment to Schedule 13D.

2.	Safeguard Delaware, Inc.

SDI is a wholly-owned subsidiary of Safeguard. SDI is a holding company and has an office at 103 Springer Building, 3411 Silverside Road, P.O. Box 7048, Wilmington, DE 19803. Schedule III provides information about the executive officers and directors of SDI as of the date of this amendment to Schedule 13D.

3.	Safeguard Scientifics (Delaware), Inc.

SSDI is a wholly-owned subsidiary of Safeguard. SSDI is a holding company and has an office at 103 Springer Building, 3411 Silverside Road, P.O. Box 7048, Wilmington, DE 19803. Schedule IV provides information about the executive officers and directors of SSDI as of the date of this amendment to Schedule 13D.

CUSIP No. 180489 10 6	13D
SCHEDULE II
EXECUTIVE OFFICERS AND DIRECTORS OF SAFEGUARD SCIENTIFICS, INC.

Name	Present Principal Employment	Business Address

Executive Officers*

Peter J. Boni	President and Chief Executive Officer	Safeguard Scientifics, Inc. 800 The Safeguard Building 435 Devon Park Drive Wayne, PA 19087

James A. Datin	Executive Vice President and Managing Director, Life Sciences	Safeguard Scientifics, Inc. 800 The Safeguard Building 435 Devon Park Drive Wayne, PA 19087

Christopher J. Davis	Executive Vice President and Chief Administrative & Financial Officer	Safeguard Scientifics, Inc. 800 The Safeguard Building 435 Devon Park Drive Wayne, PA 19087

John A. Loftus	Executive Vice President and Managing Director, Information Technology	Safeguard Scientifics, Inc. 800 The Safeguard Building 435 Devon Park Drive Wayne, PA 19087

Steven J. Feder	Senior Vice President & General Counsel	Safeguard Scientifics, Inc. 800 The Safeguard Building 435 Devon Park Drive Wayne, PA 19087

Directors*

Robert E. Keith, Jr.	Managing Director, TL Ventures	TL Ventures 435 Devon Park Drive, Bldg. 700 Wayne, PA 19087

Anthony L. Craig	Former President and Chief Executive Officer, Safeguard Scientifics, Inc.	4041 Arrow Wood Court Bonita Springs, FL 34134

Julie A. Dobson	Consultant	12617 Greenbriar Road Potomac, MD 20854

Andrew E. Lietz	Managing Director, Rye Capital Management	P. O. Box 738 Rye, NH 03870

George MacKenzie	Consultant	360 High Ridge Road Chadds Ford, PA 19317

Jack L. Messman	Chairman and CEO, Novell, Inc.	Novell, Inc. 404 Wyman Street, Suite 500 Waltham, MA 02451

John W. Poduska Sr.	Consultant	295 Meadowbrook Rd. Weston, MA 02493-2450

Robert Ripp	Chairman, Lightpath Technologies, Inc.	21 Old Logging Road Bedford, NY 10506

John J. Roberts	Consultant	1007 Canterbury Lane Villanova, PA 19085

*	All Executive Officers and Directors are U.S. Citizens.

CUSIP No. 180489 10 6	13D
SCHEDULE III
EXECUTIVE OFFICERS AND DIRECTORS OF SAFEGUARD DELAWARE, INC.

Name	Present Principal Employment	Business Address

Executive Officers*

Peter J. Boni	President and Chief Executive Officer, Safeguard Scientifics, Inc.	Safeguard Scientifics, Inc. 800 The Safeguard Building 435 Devon Park Drive Wayne, PA 19087

Christopher J. Davis	Executive Vice President and Chief Administrative & Financial Officer, Safeguard Scientifics, Inc.	Safeguard Scientifics, Inc. 800 The Safeguard Building 435 Devon Park Drive Wayne, PA 19087

Steven J. Feder	Senior Vice President & General Counsel, Safeguard Scientifics, Inc.	Safeguard Scientifics, Inc. 800 The Safeguard Building 435 Devon Park Drive Wayne, PA 19087

Directors*

Deirdre Blackburn	Manager, Legal Systems & Corporate Secretary, Safeguard Scientifics, Inc.	Safeguard Scientifics, Inc. 800 The Safeguard Building 435 Devon Park Drive Wayne, PA 19087

Christopher J. Davis	Same as above	Same as above

Steven Grenfell	Vice President, Operations, Safeguard Scientifics, Inc.	Safeguard Scientifics, Inc. 800 The Safeguard Building 435 Devon Park Drive Wayne, PA 19087

*	All Executive Officers and Directors are U.S. Citizens.

CUSIP No. 180489 10 6	13D
SCHEDULE IV
EXECUTIVE OFFICERS AND DIRECTORS OF SAFEGUARD SCIENTIFICS (DELAWARE), INC.

Name	Present Principal Employment	Business Address

Executive Officers*

Peter J. Boni	President and Chief Executive Officer, Safeguard Scientifics, Inc.	Safeguard Scientifics, Inc. 800 The Safeguard Building 435 Devon Park Drive Wayne, PA 19087

Christopher J. Davis	Executive Vice President and Chief Administrative & Financial Officer, Safeguard Scientifics, Inc.	Safeguard Scientifics, Inc. 800 The Safeguard Building 435 Devon Park Drive Wayne, PA 19087

Steven J. Feder	Senior Vice President & General Counsel, Safeguard Scientifics, Inc.	Safeguard Scientifics, Inc. 800 The Safeguard Building 435 Devon Park Drive Wayne, PA 19087

Directors*

Deirdre Blackburn	Manager, Legal Systems & Corporate Secretary, Safeguard Scientifics, Inc.	Safeguard Scientifics, Inc. 800 The Safeguard Building 435 Devon Park Drive Wayne, PA 19087

Christopher J. Davis	Same as above	Same as above

Steven Grenfell	Vice President, Operations, Safeguard Scientifics, Inc.	Safeguard Scientifics, Inc. 800 The Safeguard Building 435 Devon Park Drive Wayne, PA 19087

*	All Executive Officers and Directors are U.S. Citizens.